UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form  40-F ☐

Changes in the Number of Shares Owned by the Largest Shareholder of

KB Financial Group Inc.

On October 20, 2023, KB Financial Group Inc. (“KB Financial Group”) reported that the number of shares owned by its largest shareholder, the Korean National Pension Service, had decreased from 35,321,767 shares of common stock, representing 8.75% of the total shares as of September 30, 2023, to 35,273,578 shares of common stock, representing 8.74% of 403,511,072 total shares issued based on the shareholder registry of KB Financial Group as of October 6, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc. (Registrant)

Date: October 20, 2023	By:	/s/ Scott Y. H. Seo
(Signature)

Name: Scott Y. H. Seo
Title: Senior Executive Vice President and Chief Finance Officer